UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 11-K

(Mark one)

[X] Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the fiscal year ended July 31, 2003	Commission file number: 001-05146-01

OR

[ ] Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the transition period from _______________ to _____________

Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan
c/o Philips Electronics North America Corporation
1251 Avenue of the Americas
New York, New York 10020
Attention: Compensation and Benefits Department

(Full title of the plan and address of the plan, if different from that of the issuer named below)

KONINKLIJKE PHILIPS ELECTRONICS N.V.

Rembrandt Tower, Amstelplein, 1,
Amsterdam 1070MX, The Netherlands
(Address of principal executive offices)

KONINKLIJKE PHILIPS ELECTRONICS N.V.

NONQUALIFIED STOCK PURCHASE PLAN

INDEPENDENT AUDITORS’ REPORT

The Committee of the Koninklijke Philips Electronics N.V.
Nonqualified Stock Purchase Plan:

We have audited the accompanying statements of financial condition of the Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan (the “Plan”) as of July 31, 2003 and 2002, and the related statements of income and changes in plan equity for each of the years in the three year period ended July 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan at July 31, 2003 and 2002, and the results of its operations each of the years in the three year period ended July 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

New York, New York
October 28, 2003

KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

Statements of Financial Condition
July 31, 2003 and 2002

(dollars in thousands)

	2003	2002
Assets:
Investment in Philips Electronics N.V. common stock at market value – 3,441,460 shares in 2003 and 1,798,821 shares in 2002 (cost $74,910 in 2003 and $49,656 in 2002)	71,479	40,546
Contributions receivable from participants	1,562	1,936

Total Assets	73,041	42,482

Plan Equity	$73,041	$42,482

See accompanying notes to financial statements

KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

Statements of Income and Changes in Plan Equity
Years ended July 31, 2003, 2002 and 2001

(dollars in thousands)

	2003	2002	2001
Investment income (loss):
Net appreciation (depreciation) in market value of investments	$5,679	(7,729)	(1,383)
Net realized loss on sale of investments	(1,462)	(22)	(42)
Dividend income from Koninklijke Philips Electronics N.V. Common Stock	1,039	427	51

	5,256	(7,324)	(1,374)
Contributions:
Participants	23,857	25,986	18,749
Employer	6,532	8,580	3,115

Total contributions	30,389	34,566	21,864

Total additions	35,645	27,242	20,490
Less: Distributions to participants	(5,086)	(4,716)	(534)

Net Increase	30,559	22,526	19,956
Plan Equity:
Beginning of the Year	42,482	19,956	0

End of Year	$73,041	42,482	19,956

See accompanying notes to financial statements

KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

Notes to Financial Statements

July 31, 2003 and 2002

(1)	Description of the Plan

The following description of the Koninklijke Philips Electronics N.V. (the “Company”) Nonqualified Stock Purchase Plan (the “Plan”) provides only general information. Participants should refer to the Plan prospectus for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary stock purchase plan established for eligible U.S.-based employees of certain subsidiaries of the Company effective August 1, 2000. The Plan makes available to eligible employees of certain of the Company’s subsidiaries in the U.S. the right to purchase common shares of the Company’s common stock at a discount. The common stock of the Company is quoted on several stock exchanges including the Amsterdam Stock Exchange and the New York Stock Exchange (“NYSE”).

Participation

U.S.-based full-time salaried and hourly employees of certain subsidiaries of the Company except for certain senior executives, as defined by the Plan, are eligible to participate in the Plan after completing 30 days of full-time employment. Employees, subject to collective bargaining agreements, are eligible to participate upon acceptance of the Plan by their respective union. Certain suspension rules apply as described below in “Plan Restrictions.”

Contributions

Each year, participants may contribute up to 10% of their cash compensation, as defined by the Plan, through payroll withholdings. In addition to the percentage limitation, contributions may not exceed $20,000 in any calendar year.

The cost of shares to the participants will be the lesser of 85% of the closing price on the first day of the applicable purchase period on which stocks are traded on the NYSE, or 85% of the closing price on the last day of the applicable purchase period on which stocks are traded on the NYSE. The difference between the fair value of the shares purchased and the cost to the participants represents employer contributions.

Participant shares are held by EquiServe N.A., the Plan’s custodian.

Contributions are used to purchase whole and fractional shares of the Company at the end of each purchase period (a calendar quarter).

KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

Notes to Financial Statements

July 31, 2003 and 2002

Vesting

All contributions and common shares are 100% vested.

Dividends

Dividends paid, net of applicable taxes withheld, are reinvested into the participant’s account and used to purchase additional common shares at the prevailing price.

Plan Restrictions

A participant may sell any shares held in their account at any time; however, if a participant sells shares held by the Plan for less than one year, that participant will not be allowed to make contributions to the Plan in the subsequent two purchase periods following the sale.

Plan Termination

The Company may suspend or terminate the Plan at any time. If the Plan is suspended or terminated payroll deductions will terminate and unapplied withholdings will be used to purchase common shares or be repaid to participants without interest as soon as practicable following the termination of the Plan.

Plan Expenses

Plan expenses are paid by the Company.

(2)	Summary of Significant Accounting Policies

The following are significant accounting policies followed by the Plan:

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The investment in shares held by the Plan is recorded at market value, measured by the closing price listed by NYSE. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses are recorded on first in, first out method. Dividends are recorded on the ex-dividend date.

KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

Notes to Financial Statements

July 31, 2003 and 2002

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Distributions

Participants may request distributions of stock certificates or cash. Distributions are recorded when paid.

(3)	Investment in Common Shares

Each participant is a 100% owner of the number of shares held on their behalf at EquiServe. Participants maintain the same rights as common stock shareholders.

At July 31, 2003 and 2002, and 3,441,460 and 1,798,821 shares were held respectively, by participants of the Plan valued at $20.77 and $22.54 per share at July 31, 2003 and 2002 respectively. There were $1,561,869 and $1,936,245 of participants contributions not yet used to purchase shares on July 31, 2003 and 2002 respectively, which is reflected as contributions receivable from participants on the statements of financial condition.

Proceeds from the sales of Company common stock, cost of stock sold and related realized loss were as follows:

		For the years ended July 31,
		2003	2002	2001

Proceeds		$5,086,000	$4,716,000	$534,000
Cost of stock sold		6,548,000	4,738,000	576,000

	Realized loss	$(1,462,000)	$(22,000)	$(42,000)

The (increase) decrease in the unrealized (gains) losses of Company common stock held by the Plan was $5,679,000 ($7,729,000) and ($1,383,000) for the years ended July 31, 2003, 2002, and 2001, respectively.

(4)	Tax Status

The Plan is a non-qualified employee stock purchase plan for U.S. tax purposes. Participants of the Plan are taxed under Section 83 of the Internal Revenue Code. Upon purchase of the shares, the participant generally would include in ordinary income an amount equal to the excess, if any, of the closing market price of the shares on the purchase date over the discounted purchase price

KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

Notes to Financial Statements

July 31, 2003 and 2002

(85% of the closing price on the first or the last day of the purchase period, whichever is lower). Any additional appreciation on the shares from the date of purchase until the date of subsequent sale will be taxed to participants as short-term or long-term capital gain or loss, depending on the period of time the shares are held before sale. Participants will also be required to include as ordinary income, the amount of any dividends on common shares purchased through the Plan.

(5)	Market Risk

The Plan invests in common stock of Koninklijke Philips Electronics N.V. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of assets available for plan benefits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

KONINKLIJKE PHILIPS ELECTRONICS N.V.
Nonqualified Stock Purchase Plan

Date: October 28, 2003	By: /s/ Kevin Doran

Name: Kevin Doran
Title: Chairman, Stock Purchase Plan Committee

INDEX TO EXHIBITS

Exhibit

23         Consent of KPMG LLP, Independent Auditors